Filed by ReShape Lifesciences Inc.

pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ReShape Lifesciences Inc.

Commission File No. 001-33818

ReShape Lifesciences Inc. to Merge With Obalon Therapeutics, Inc.

to Expand Weight Loss Product Offering

SAN CLEMENTE, CA – January 20, 2021 – ReShape Lifesciences Inc. (OTCQB: RSLS), a global weight-loss solutions leader, announced today that it has entered into a definitive merger agreement with Obalon Therapeutics, Inc., which is listed on the NASDAQ Capital Market, a company focused on developing and commercializing novel technologies for weight loss, under which ReShape and Obalon will combine in an all-stock transaction.

Under the terms of the merger agreement that has been unanimously approved by the boards of directors of both companies, existing ReShape stockholders will have majority ownership of the combined company immediately following the closing of the merger and Obalon will be renamed ReShape Lifesciences Inc. and will trade under the NASDAQ ticker symbol “RSLS.” The current directors and officers of ReShape will comprise the board of directors and executive management of the combined company.

ReShape and Obalon have delivered some of the most innovative FDA-approved weight loss solutions for the treatment of obesity.  According to a recent article in the New England Journal of Medicine, the past 50 years have seen increasing attention to the issue of obesity1, citing the World Health Organization’s current data showing that global prevalence of obesity has tripled since the mid-1970s with more than 1 billion adults being overweight in addition to 650 million adults and 124 million children and adolescents being obese. This has tremendous impact on health and health related costs globally as obesity is responsible for 41% of uterine cancers; more than 10% of gallbladder, kidney, liver, and colon cancers; 40% of cases of cardiovascular disease; and most cases of type 2 diabetes.2  Further relevant in today’s world, SARS-CoV-2 infection (COVID-19) is more likely to cause serious illness or death in people with obesity than in those with a healthier body-mass index.3

Bart Bandy, President and Chief Executive Officer of ReShape commented, “We are excited with this opportunity to add Obalon’s FDA approved Balloon System to ReShape’s line of minimally invasive weight-loss solutions while also expanding our market reach.  Our portfolio also includes the Lap-Band®, emerging products that support bariatric surgical procedures across the spectrum and ReShapeCareTM, which is our reimbursed, telehealth-based patient support program that is available for any medically supervised weight loss program.  This integration positions us to achieve our goals for growth and continued advancement towards becoming the premier weight loss company for physicians and patients.”

Completion of the merger is subject to certain closing conditions, including, among other things, approval by the stockholders of ReShape and Obalon, the Securities and Exchange Commission declaring effective an Obalon registration statement registering the shares to be issued in connection to the merger, and the NASDAQ Stock Market’s approval of the continued listing of the combined company in connection with the completion of the merger.

Maxim Group LLC is serving as financial advisor to ReShape in connection with the transaction and Fox Rothschild LLP is acting as its legal counsel.

1. Kumanyika S, Solving Population-wide Obesity, progress and future prospects. N Engl J Med 2020; 383:2198-2200

2. The GBD 2015 Obesity Collaborators. Health effects of overweight and obesity in 195 countries over 25 years. N Engl J Med 2017;377:13-27.

3. Yadav R, Aggarwal S, Singh A. SARS- CoV-2-host dynamics: increased risk of adverse outcomes of COVID-19 in obesity. Diabetes Metab Syndr 2020;14:1355-60.

About ReShape Lifesciences Inc.

ReShape Lifesciences is America’s premier weight-loss solutions company, offering an integrated portfolio of proven products and services that manage and treat obesity and metabolic disease. The FDA-approved Lap-Band® and associated program provide minimally invasive, long-term treatment of obesity and is an alternative to more invasive surgical stapling procedures such as the gastric bypass or sleeve gastrectomy. The ReShape Vest™ System is an investigational (outside the U.S.) minimally invasive, laparoscopically implanted medical device that wraps around the stomach, emulating the gastric volume reduction effect of conventional weight-loss surgery. It helps obese and morbidly obese patients with rapid weight loss without permanently changing patient anatomy. The recently launched ReShapeCare™ Virtual health coaching program is a virtual telehealth weight management program that supports lifestyle changes for all weight-loss patients, to help them keep the weight off over time.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to ReShape’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” All statements, other than statements of historical facts, included in or incorporated by reference into this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the proposed merger; the combined company’s listing on the NASDAQ Stock Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; and the executive and board structure of the combined company. ReShape and/or Obalon may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by ReShape and Obalon. ReShape disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

Important Additional Information and Where to Find It

In connection with the proposed merger, Obalon plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of ReShape and Obalon that also constitutes a prospectus of Obalon. ReShape and Obalon will make the joint proxy statement/prospectus available to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by ReShape and Obalon with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from ReShape and Obalon. Requests for copies of the joint proxy statement/prospectus and other documents filed by ReShape with the SEC may be made by sending a written request to ReShape at 1001 Calle Amanecer, San Clemente, California 92673, Attention: Chief Financial Officer or to Obalon at 5421 Avenida Encinas, Suite F, Carlsbad, California 92008, Attention: Legal.

Participants in the Solicitation

ReShape, Obalon, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from ReShape’s and Obalon’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of ReShape is set forth in ReShape’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on April 30, 2020 and its Form 3s and 4s filed on behalf of its directors and officers. Information regarding Obalon’s directors and executive officers is contained in Obalon’s annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2020, which were filed with the SEC on February 27, 2020 and April 29, 2020, respectively, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 7, 2020. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of ReShape and Obalon may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of ReShape and Obalon stockholders will be included in the joint proxy statement/prospectus.

ReShape Contact:
Thomas Stankovich
Chief Financial Officer
ReShape Lifesciences Inc.
949-276-6042
tstankovich@ReShapeLifesci.com

ReShape Investor Contact:
James Salierno
Vice President
The Ruth Group
646-536-7028
jsalierno@theruthgroup.com